    As filed with the Securities and Exchange Commission on January 8, 2001.
                                                 Registration No.  333-_________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                         -------------------------------
                           MANHATTAN ASSOCIATES, INC.
               (Exact name of issuer as specified in its charter)

          GEORGIA                                    58-2373424
  (State of Incorporation)            (I.R.S. Employer Identification Number)

                            2300 WINDY RIDGE PARKWAY
                                    SUITE 700
                             ATLANTA, GEORGIA 30339
                                 (770) 955-7070
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices
                        and principal place of business)

                         ------------------------------

                               RICHARD M. HADDRILL
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           MANHATTAN ASSOCIATES, INC.
                       2300 WINDY RIDGE PARKWAY, SUITE 700
                             ATLANTA, GEORGIA 30339
                                 (770) 955-7070
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   Copies to:
                               JOHN C. YATES, ESQ.
                           LARRY W. SHACKELFORD, ESQ.
                        MORRIS, MANNING & MARTIN, L.L.P.
                          1600 ATLANTA FINANCIAL CENTER
                            3343 PEACHTREE ROAD, N.E.
                             ATLANTA, GEORGIA 30326
                                 (404) 233-7000
                              (404) 365-9532 (FAX)

                        --------------------------------
         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement as the selling shareholder shall determine.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                            Amount         Proposed Maximum      Proposed Maximum      Amount of
      Title of Each Class of Shares          to Be        Offering Price Per    Aggregate Offering    Registration
            to Be Registered              Registered           Share(1)              Price(1)             Fee
-------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share       215,000            $34.375             $7,390,625         $1,848.000
===================================================================================================================

(1) Computed in accordance with Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee, based upon the average of the high and low prices reported on January 3, 2001, as reported on the Nasdaq National Market.

                        --------------------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED JANUARY 8, 2001

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

                                 215,000 SHARES

                           [MANHATTAN ASSOCIATES LOGO]

                                  COMMON STOCK

         This prospectus relates to up to 215,000 shares of common stock of Manhattan Associates, Inc., which may be offered from time to time by the selling shareholder named herein. We will not receive any of the proceeds from the sale of the shares of common stock.

         The shares being registered were issued to the selling shareholder in connection with the acquisition by us of certain assets of Intrepa, L.L.C., or Intrepa, on October 24, 2000. In this acquisition, we agreed to register these shares of common stock.

         Our common stock is traded on the Nasdaq National Market under the symbol "MANH." On January 4, 2001, the last reported sales price for our common stock as reported on the Nasdaq National Market was $40.6875 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS PROSPECTUS FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK OFFERED HEREBY.

                           --------------------------

                                                                   Per Share        Total
                                                                   ---------      ----------
Offering Price................................................      $34.375       $7,390,625
Offering Proceeds to Selling Shareholder(1)...................      $34.375       $7,390,625

(1) Excludes any brokerage commissions to be paid by selling shareholder. We have agreed to pay the expenses of the registration of the shares for this offering, which are estimated at $20,000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       -----------------------------------

                THE DATE OF THIS PROSPECTUS IS JANUARY 8, 2001.

                                TABLE OF CONTENTS

  Incorporation of Certain Documents by Reference ......................................................       i
  Summary ..............................................................................................       1
  Risk Factors .........................................................................................       1
  Use of Proceeds ......................................................................................       9
  Business .............................................................................................       9
  Selling Shareholder ..................................................................................      10
  Plan of Distribution .................................................................................      10
  Legal Matters ........................................................................................      11
  Experts ..............................................................................................      11
  Where You Can Find More Information ..................................................................      11
  Disclosure of Commission Position on Indemnification for Securities Act Liabilities ..................      11

         You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may be used only where it is legal to sell these securities. The information contained in this prospectus may be accurate only on the date of this prospectus.

         Our trademarks and registered trademarks used in this prospectus include PkMS(R), infolink(TM) and the Manhattan logo. Other trademarks used in the prospectus are the property of their owners.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate" into this prospectus information we periodically file with the Securities and Exchange Commission in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus that update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, and all future documents filed with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these securities.

             SEC File No.: 000-23999                                          Period/Filing Date
             -----------------------                                          ------------------

Annual Report on Form 10-K                                     Year ended December 31, 1999
Quarterly Reports on Form 10-Q                                 Quarters ended March 31, 2000, June 30, 2000 and
                                                               September 30, 2000
Definitive Proxy Statement                                     April 14, 2000
Current Reports on Form 8-K                                    November 6, 2000 and January 8, 2001
Description of the securities to be registered                 April 6, 1998
contained in our registration statement on Form 8-A

         You may request a copy of these documents, at no cost, by writing to:

                           Manhattan Associates, Inc.
                           2300 Windy Ridge Parkway, Suite 700
                           Atlanta, Georgia  30339
                           Attn: Thomas Williams, Chief Financial Officer

         You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                     SUMMARY

                                  OUR BUSINESS

         We are a leading provider of technology-based solutions to improve supply chain effectiveness and efficiencies. Our solutions enhance distribution efficiencies through the integration of supply chain constituents, including manufacturers, distributors, retailers, suppliers, transportation providers and end consumers. Our solutions are designed to optimize the receipt, storage, assembly and distribution of inventory and the management of equipment and personnel within a warehouse, and to enhance communications between the warehouse and its trading partners. Our solutions consist of software, including PkMS, a comprehensive and modular software system; services, including design, configuration, implementation, and training services, plus customer support services and software enhancement subscriptions; and hardware. We currently provide solutions to manufacturers, distributors, retailers and transportation providers primarily in the following markets: direct-to-consumer/e-commerce, retail, apparel/footwear, consumer products manufacturing, food/grocery and third party logistics.

         Our principal executive offices are located at 2300 Windy Ridge Parkway, Suite 700, Atlanta, Georgia 30339, and our telephone number is 770-955-7070.

                               RECENT DEVELOPMENTS

         On October 24, 2000, we acquired certain assets of Intrepa in exchange for $13.0 million in cash, the issuance of a $7.0 million note payable to Intrepa, the payment of $2.0 million under a note previously issued by Intrepa and the issuance of $10.0 million of our common stock to Intrepa, who is the selling shareholder in this offering.

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. While these are the risks and uncertainties that we believe are the most important for you consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. If any of the following risks or uncertainties actually occur, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

                          RISKS RELATED TO OUR BUSINESS

OUR FAILURE TO MANAGE GROWTH OF OPERATIONS MAY PREVENT US FROM OPERATING PROFITABLY.

         We continue to increase the scope of our operations domestically and internationally and have increased our number of employees substantially. For example, at December 31, 1997, 1998 and 1999 we had a total of 191, 517 and 557 employees, respectively, and at September 30, 2000, we had 662 employees. This growth will continue to place a significant strain on our management systems and resources. If we are unable to manage our growth effectively, we may not be profitable. We may further expand domestically or internationally through internal growth or through acquisitions of related companies and technologies. Since November 1997, we have implemented new accounting, timekeeping and customer service systems. Our ability to manage any growth will depend in large part on the performance of these new systems.

         For us to effectively manage our growth, we must continue to:

         -        improve our operational, financial and management controls;

         -        improve our reporting systems and procedures;

         -        enhance management and information control systems;

         -        develop the management skills of our managers and supervisors;
                  and

         -        train and motivate our employees.

OUR FLUCTUATING OPERATING RESULTS COULD CAUSE OUR STOCK PRICE TO FALL.

         Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter If our quarterly revenue or operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially. Our quarterly revenue is difficult to forecast for several reasons, including the following:

         - the varying sales cycle for our products and services from customer to customer;

         -        demand for our products;

         -        customers' budgeting and purchasing cycles;

         -        delays in our implementations at customer sites;

         - timing of hiring new services employees and the rate at which these employees become productive;

         -        development and performance of our distribution channels;

         -        timing of any acquisitions and related costs; and

         -        identification of software quality problems.

         As a result of these factors, our license revenue is difficult to predict. Because our revenue from services is largely correlated to our license revenue, a decline in license revenue could also cause a decline in our services revenue in the same quarter or in subsequent quarters. In addition, an increase or decrease in hardware sales, which provide us with lower gross margins than sales of software licenses or services, may also cause variations in our quarterly operating results.

         Most of our expenses, including employee compensation and rent, are relatively fixed. In addition, our expense levels are based, in part, on our expectations regarding future revenue increases. As a result, any shortfall in revenue in relation to our expectations could cause significant changes in our operating results from quarter to quarter and could result in quarterly losses. As a result of these factors, we believe that period-to-period comparisons of our revenue levels and operating results are not necessarily meaningful. Although we have grown significantly during the past five years, we do not believe that our prior growth rates are sustainable or a good predictor of future operating results. You should not rely on our historical quarterly revenue and operating results to predict our future performance.

OUR OPERATING RESULTS ARE SUBSTANTIALLY DEPENDENT ON ONE PRODUCT.

         Substantially all of our revenue comes from the sale of our PkMS software and related services and hardware, and we expect this pattern to continue. Accordingly, our future operating results will depend on the demand for PkMS and related services and hardware by future customers, including new and enhanced releases that are subsequently introduced. We cannot assure you that the market will continue to demand our current products or that we will be successful in marketing any new or enhanced products. If our competitors release new products that are superior to PkMS in performance or price, demand for our products may decline. A decline in demand for PkMS as a result of competition, technological change or other factors would reduce our total revenues and harm our ability to maintain profitability.

OUR INFOLINK SOLUTION MAY NOT BE ACCEPTED BY THE MARKET.

         We recently have developed our Internet-based information exchange system, infolink, and released our initial version of this product in September 2000. Our future success will in part depend upon the adoption of our infolink product. While we have been collaborating with several retailers to develop and adopt infolink, we cannot assure you that these retailers or their suppliers and manufacturers will license infolink from us. Since we believe we are the first company to offer a product such as infolink, we will need to undertake substantial marketing efforts to make prospective customers aware of infolink and to persuade them to accept our product. We expect to face competition in the future with respect to this product offering. In light of these factors, the market for infolink may fail to develop or develop more slowly than we expect. Either outcome would limit the growth of our total revenues and make it more difficult for us to maintain profitability.

THE LENGTH AND COMPLEXITY OF OUR IMPLEMENTATION CYCLE MAY RESULT IN IMPLEMENTATION DELAYS, WHICH MAY CAUSE CUSTOMER DISSATISFACTION.

         Due to the size and complexity of most of our software implementations, our implementation cycle can be lengthy and may result in delays. These delays could cause customer dissatisfaction, which could harm our reputation. Additional delays could result if we fail to attract, train and retain services personnel, or if our alliance companies fail to commit sufficient resources towards implementing our software. These delays and resulting customer dissatisfaction could harm our reputation and cause our revenue to decline.

THE INABILITY TO ATTRACT AND RETAIN MANAGEMENT AND OTHER PERSONNEL MAY ADVERSELY AFFECT US.

         Our success greatly depends on the continued service of our executives as well as our other key senior management, technical and sales personnel. The loss of any of our senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could impair our ability to grow our business. We do not maintain key man life insurance on any of our executive officers. Our future success will depend in large part upon our ability to attract, retain and motivate highly skilled employees. We face significant competition for individuals with the skills required to perform the services we offer. We cannot assure you that we will be able to attract and retain sufficient numbers of these highly skilled employees or to motivate them. Because of the complexity of the distribution center management software market, we may experience a significant time lag between the date on which technical and sales personnel are hired and the time at which these persons become fully productive.

FLUCTUATIONS IN HARDWARE SALES MAY ADVERSELY AFFECT OUR PROFITABILITY.

         A significant portion of our revenue in any period is comprised of the resale of a variety of third-party hardware products to purchasers of our software. Our customers may choose to purchase this hardware directly from manufacturers or distributors of these products. Revenue from hardware sales as a percentage of total revenue decreased in 1997, 1998 and 1999, and may continue to decrease in the future. If we are not able to increase our revenue from software licenses and services or maintain our hardware revenue, our ability to maintain profitability may be adversely affected.

IMMIGRATION RESTRICTIONS MAY HINDER OUR EMPLOYEE RETENTION AND HIRING.

         A number of our employees are Indian nationals employed pursuant to non-immigrant work-permitted visas issued by the United States Immigration and Naturalization Service, or INS. There is a limit on the number of new visas issued by the INS each year. In years in which this limit is reached, we may be unable to retain or hire additional foreign employees. The federal government may in the future further restrict the issuance of new visas. If we are unable to retain or hire additional foreign employees, we may incur additional labor costs and expenses or not have sufficient qualified personnel to carry on our business, which could harm our ability to successfully continue and grow our business.

WE MAY NOT BE ABLE TO CONTINUE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES.

         We compete in markets that are intensely competitive and are expected to become more competitive as current competitors expand their product offerings and new competitors enter the market. Our current competitors come from many segments of the software industry and offer a variety of solutions directed at various aspects of the supply chain, as well as the enterprise as a whole. We face competition for product sales from:

         - other distribution center management software, Supply Chain Management, or SCM, Enterprise Resource Planning, or ERP, and e-commerce vendors;

         - the corporate information technology departments of potential customers capable of internally developing solutions; and

         - smaller independent companies that have developed or are attempting to develop distribution center management software.

         We may face competition in the future from business application software vendors that may broaden their product offerings by developing or acquiring distribution center management software, in addition to ERP, SCM and e-commerce applications vendors. These ERP and SCM vendors have a large number of strong customer relationships which could provide a significant competitive advantage. New competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Many of our current or potential future competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition, and a larger installed base of customers than we do. To be successful, we must continue to produce products based on the leading technology in our market. If we cannot maintain our technological leadership or assemble the development, marketing, sales and customer service resources to meet any competitive threat, we may lose market share and suffer reductions in sales prices and gross margins. These developments could substantially harm our business and operating results.

IF WE CANNOT INTEGRATE ACQUIRED COMPANIES WITH OUR BUSINESS, OUR PROFITABILITY MAY BE ADVERSELY AFFECTED.

         We acquired Performance Analysis Corporation, or PAC, in February 1998, the Distribution Center Management Systems software product and related assets of Kurt Salmon Associates in October 1998, and the assets of Intrepa in October 2000. We may from time to time acquire companies with complementary products and services. These acquisitions will continue to expose us to increased risks and costs, including the following:

         -        difficulties in assimilating new operations and personnel;

         - diverting financial and management resources from existing operations; and

         -        difficulties in integrating acquired technologies.

         We may not be able to generate sufficient revenue from any of these acquisitions to offset the associated acquisition costs. We will also be required to maintain uniform standards of quality and service, controls, procedures and policies. Our failure to achieve any of these standards may hurt relationships with customers, employees, and new management personnel. In addition, future acquisitions may result in additional stock issuances which could be dilutive to our shareholders.

         We may also evaluate joint venture relationships with complementary businesses. Any joint venture we enter into would involve many of the same risks posed by acquisitions, particularly the following:

         -        risks associated with the diversion of resources;

         -        the inability to generate sufficient revenue;

         -        the management of relationships with third parties; and

         -        potential additional expenses.

         Many business acquisitions must be accounted for using the purchase method of accounting. Many acquisition candidates have significant intangible assets, and an acquisition of these businesses, if accounted for as a purchase, would result in substantial goodwill amortization charges to us, reducing future earnings. In addition, these acquisitions could involve acquisition-related charges, such as one-time acquired research and development charges. For example, we recorded an acquired research and development expense of approximately $1.6 million in the first quarter of 1998 in connection with the acquisition of PAC.

OUR GROWTH IS DEPENDENT UPON THE SUCCESSFUL DEVELOPMENT OF OUR INDIRECT SALES CHANNELS.

         We believe that future growth also will depend on developing and maintaining successful strategic relationships with systems integrators and third-party software application providers. Our strategy is to continue to increase the proportion of customers served through these indirect channels. We are currently investing, and plan to continue to invest, significant resources to develop these indirect channels. This investment could adversely affect our operating results if these efforts do not generate license and service revenue necessary to offset this investment. Also, our inability to recruit and retain qualified systems integrators could adversely affect our results of operations. Because lower unit prices are typically charged on sales made through indirect channels, increased indirect sales could reduce our average selling prices and result in lower gross margins. In addition, sales of our products through indirect channels will reduce our consulting service revenues as the third-party systems integrators provide these services. As indirect sales increase, our direct contact with our customer base will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction and recognizing emerging customer requirements. In addition, these systems integrators and third-party software providers may develop, acquire or market products competitive with our products.

         Our strategy of marketing our products directly to customers and indirectly through systems integrators and third-party software application providers may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different systems integrators target the same customers, systems integrators may also come into conflict with each other. Any channel conflicts which develop may have a material adverse effect on our relationships with systems integrators or hurt our ability to attract new systems integrators.

THERE ARE MANY RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

         We continue to expand our international operations, and these efforts require significant management attention and financial resources. We may not be able to successfully penetrate international markets or if we do, we cannot assure you that we will grow these markets at the same rate as in North America. Because of the complex nature of this expansion, it may negatively affect our business and operating results.

         We have committed resources to the opening and integration of additional international sales offices and the expansion of international sales and support channels. Our efforts to develop and expand international sales and support channels may not be successful. International sales are subject to many risks, including the following:

         -        difficulties in staffing and managing foreign operations;

         -        difficulties in managing international systems integrators;

         - difficulties and expenses associated with complying with a variety of foreign laws;

         -        difficulties in producing localized versions of our products;

         -        import and export restrictions and tariffs;

         -        difficulties in collecting accounts receivable;

         -        unexpected changes in regulatory requirements;

         -        currency fluctuations; and

         -        political and economic instability abroad.

         International sales can also be affected to a greater extent by seasonal fluctuations resulting from the lower sales that typically occur during the summer months in Europe and other parts of the world.

WE MUST CONTINUE TO ADVANCE OUR TECHNOLOGY TO REMAIN COMPETITIVE.

         The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products could be rendered obsolete if we fail to continue to advance our technology. We have also found that the technological life cycles of our products are difficult to estimate, partially because of changing demands of other participants in the supply chain. We believe that our future success will depend upon our ability to continue to enhance our current product line while we concurrently develop and introduce new products that keep pace with competitive and technological developments. These developments require us to continue to make substantial product development investments. Although we are presently developing a number of product enhancements to the PkMS product suite, we cannot assure you that these enhancements will be completed on a timely basis or gain customer acceptance.

WE MAY FACE LIABILITY TO CLIENTS IF OUR SYSTEMS FAIL.

         Our products are often critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. We have guaranteed that our products will comply with certain labeling requirements of the top 100 consumer goods retailers as ranked by Stores Magazine. If our products fail to function as required, we may be subject to claims for substantial damages. Courts may not enforce provisions in our contracts which would limit our liability or otherwise protect us from liability for damages. Although we maintain general liability insurance coverage, including coverage for errors or omissions, this coverage may not continue to be available on reasonable terms or in sufficient amounts to cover claims against us. In addition, our insurer may disclaim coverage as to any future claim. If claims exceeding the available insurance coverage are successfully asserted against us, or our insurer imposes premium increases, large deductibles or co-insurance requirements on us, our business and results of operations could be adversely affected.

OUR SOFTWARE MAY CONTAIN UNDETECTED ERRORS OR "BUGS," RESULTING IN HARM TO OUR REPUTATION AND OPERATING RESULTS.

         Software products as complex as those offered by us might contain undetected errors or failures when first introduced or when new versions are released. We cannot assure you, despite testing by us and by current and prospective customers, that errors will not be found in new products or product enhancements after commercial release. Any errors found may cause substantial harm to our reputation, result in additional unplanned expenses to remedy any defects as well as a loss in revenue.

OUR FAILURE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS COULD HARM OUR COMPETITIVE MARKET POSITION AND OUR OPERATING RESULTS.

         Our success and ability to compete is dependent in part upon our proprietary technology. We cannot assure you that we will be able to protect our proprietary rights against unauthorized third-party copying or use. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of certain foreign countries do not protect our rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Any infringement of our proprietary rights could negatively impact our future operating results. Furthermore, policing the unauthorized use of our products is difficult and litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could negatively impact on our future operating results.

INTELLECTUAL PROPERTY CLAIMS CAN BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.

         It is possible that third parties will claim that we have infringed their current or future products. We expect that distribution center management software developers like us will increasingly be subject to infringement claims as the number of products grow. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could negatively impact our operating results. We cannot assure you that these royalty or licensing agreements, if required, would be available on terms acceptable to us, if at all. We cannot assure you that legal action claiming patent infringement will not be commenced against us, or that we would prevail in litigation given the complex technical issues and inherent uncertainties in patent litigation. If a patent claim against us were successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, we may be prevented from distributing our software or required to incur significant expense and delay in developing non-infringing software.

                          RISKS RELATED TO OUR OFFERING

EXISTING SHAREHOLDERS WILL CONTINUE TO CONTROL MANHATTAN AND MAY INFLUENCE OUR AFFAIRS.

         Our directors, executive officers and key employees together control approximately 80% of our outstanding common stock. In particular, Alan J. Dabbiere, the Chairman of the Board, controls approximately [45%] of our common stock. As a result, these shareholders, if they act together, are able to influence the management and affairs of our company and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of the common stock.

WE MAY REQUIRE ADDITIONAL CAPITAL.

         We may require additional capital to finance our growth or to fund acquisitions or investments in complementary businesses, technologies or product lines. Our capital requirements will depend on many factors, including:

         -        demand for our products;

         -        the timing of and extent to which we invest in new technology;

         -        the level and timing of revenue;

         - the expenses of sales and marketing and new product development;

         - the success and related expense of increasing our brand awareness;

         - the extent to which competitors are successful in developing new products and increasing their market share; and

         - the costs involved in maintaining and enforcing intellectual property rights.

         To the extent that our resources are insufficient to fund our future activities, we may need to raise additional funds through public or private financing. However, additional funding, if needed, may not be available on terms attractive to us, or at all. Our inability to raise capital when needed could have a material adverse effect on our business, operating results and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of Manhattan by our shareholders would be diluted.

OUR ARTICLES OF INCORPORATION AND BYLAWS AND GEORGIA LAW MAY INHIBIT A TAKEOVER OF OUR COMPANY.

         Our basic corporate documents and Georgia law contain provisions that might enable our management to resist a takeover of Manhattan. These provisions might discourage, delay or prevent a change in the control or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of the common stock.

OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE.

         The trading price of our common stock has fluctuated significantly since our initial public offering in April 1998. In addition, the trading price of our common stock could be subject to wide fluctuations in response to various factors, including:

         -        quarterly variations in operating results;

         - announcements of technological innovations or new products by us or our competitors;

         -        developments with respect to patents or proprietary rights;
                  and

         -        changes in financial estimates by securities analysts.

         In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares in this offering. All of the proceeds from the sale of the shares in this offering will be received by the selling shareholder.

                                    BUSINESS

         We are a leading provider of technology-based solutions to improve supply chain effectiveness and efficiencies. Our solutions enhance distribution efficiencies through the integration of supply chain constituents, including manufacturers, distributors, retailers, suppliers, transportation providers and end consumers. Our solutions are designed to optimize the receipt, storage, assembly and distribution of inventory and the management of equipment and personnel within a warehouse, and to enhance communications between the warehouse and its trading partners. Our solutions consist of software, including PkMS, a comprehensive and modular software system; services, including design, configuration, implementation, and training services, plus customer support services and software enhancement subscriptions; and hardware. We currently provide solutions to manufacturers, distributors, retailers and transportation providers primarily in the following markets: direct-to-consumer/e-commerce, retail, apparel/footwear, consumer products manufacturing, food/grocery and third party logistics.

         On October 24, 2000, we acquired certain assets of Intrepa, a leading developer of supply chain solutions for traditional and e-business transportation and distribution, in exchange for $13.0 million in cash, the issuance of a $7.0 note payable to Intrepa, the payment of $2.0 million under a promissory note previously issued by Intrepa and the issuance of $10.0 million of our common stock. We added approximately 100 experienced employees and a large customer base to our business due to the acquisition. In addition, the acquisition enables us to broaden the number of targeted vertical markets in which we compete.

         A more complete description of our business is set forth in our Form 10-K for the year ended December 31, 1999, incorporated herein by reference.

                               SELLING SHAREHOLDER

         The following table sets forth certain information regarding beneficial ownership of our common stock as of November 30, 2000, and as adjusted to reflect the sale of shares offered hereby by the selling shareholder.

         The entity named in the table has sole voting power and investment power with respect to all shares listed as owned by such entity. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities.


                                                                                PERCENT      SHARES ELIGIBLE
                                                                NUMBER OF     BENEFICIALLY     FOR SALE IN
                     SELLING SHAREHOLDER (1)                      SHARES        OWNED(1)      THIS OFFERING
                     -----------------------                    ---------     ------------   ---------------

         Intrepa, L.L.C.(2) .............................        215,000            *            215,000

---------------

         *Less than 1% of the outstanding common stock.

         (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares as to which the named person has or shares voting or investment power. The number of shares of common stock outstanding and the number of shares beneficially owned by a person used in calculating the percentage for each listed person includes any shares the person has the right to acquire within 60 days of November 30, 2000, and is based on 26,035,927 shares actually outstanding on November 30, 2000.

         (2) Includes sales of such shares by the members or other participating investors of the selling shareholder following a distribution by the selling shareholder of the shares to such persons

                              PLAN OF DISTRIBUTION

         We have been advised by the selling shareholder that it expects to offer its shares through brokers or dealers to be selected by it from time to time. The shares may be offered for sale through the Nasdaq National Market, in the over-the-counter market, in one or more private transactions, or a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. The selling shareholder may pledge all or a portion of its shares as collateral in loan transactions. Upon default by the selling shareholder, the pledgee in such loan transaction would have the same rights of sale as the selling shareholder under this prospectus to the extent it remains part of an effective registration statement. The selling shareholder may also transfer shares by gift and upon any such transfer the donee would have the same rights of sale as the selling shareholder under this prospectus. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus. Finally, the selling shareholder and any brokers and dealers through whom sales of the shares are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby and the issuance thereof will be passed upon for us by Morris, Manning & Martin, L.L.P., Atlanta, Georgia.

                                     EXPERTS

         Our financial statements and schedules as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance with the Securities Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission. You may obtain such reports, proxy statements and other information from the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the Securities and Exchange Commission at 1-800-SEC-0330, or from its Internet web site at http:\\www.sec.gov.

         This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement contains more information than this prospectus, including certain exhibits. You can get a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from its web site.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Our Articles of Incorporation and Bylaws authorize us to indemnify any of our present or former directors, officers, employees, or agents, against expenses, judgments, fines, and amounts paid in settlement incurred by him or her in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to the fullest extent not prohibited by the Georgia Business Corporation Code, public policy or other applicable law. The Georgia Business Corporation Code authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for expenses incurred) arising under the Securities Act of 1933.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

================================================================================

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY US OR THE SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE ANY OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION TO WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

UNTIL FORTY DAYS AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ------------------

                                 215,000 SHARES

                                  (INSERT LOGO)

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------

                                January 8, 2001

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses relating to the registration of shares will be borne by Manhattan Associates. Such expenses are estimated to be as follows:

     Securities and Exchange Commission registration fee .........     $  1,848
     Accountants' fees and expenses ..............................        5,000
     Legal fees and expenses .....................................       10,000
     Miscellaneous ...............................................        3,152
                                                                       --------
              Total Expenses .....................................     $ 20,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Articles of Incorporation provide that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Georgia law. This limitation of liability does not affect the availability of injunctive relief or other equitable remedies.

         Our Bylaws provide that we will indemnify each of our officers, directors, employees and agents to the extent that he or she is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative because he or she is or was our director, officer, employee or agent, against reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding; provided, however, that no indemnification shall be made for (i) any appropriation, in violation of his or her duties, of any business opportunity of Manhattan, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) any liability under Section 14-2-832 of the GBCC, which relates to unlawful payments of dividends and unlawful stock repurchases and redemptions or (iv) any transaction from which he or she derived an improper personal benefit. We have entered into indemnification agreements with certain officers and directors providing indemnification similar to that provided in the Bylaws.

ITEM 16. LIST OF EXHIBITS.

         The following exhibits are filed as part of, or are incorporated by reference into, this report on Form S-3:

         EXHIBIT
          NUMBER                                    DESCRIPTION
         -------                                    -----------

           5.1             Opinion of Morris, Manning & Martin, L.L.P. as to the legality of the securities being registered.
          23.1             Consent of Arthur Andersen LLP.
          23.2             Consent of Morris Manning & Martin, L.L.P. (included in Exhibit 5.1).
          24.1             Power of Attorney (included at Page II-5 of this Registration Statement).

ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

                  (i) To include in any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 8th day of January, 2001.

                                    MANHATTAN ASSOCIATES, INC.


                                    By: /s/ Richard M. Haddrill
                                       -----------------------------------------
                                       Richard M. Haddrill
                                       President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan J. Dabbiere and Richard M. Haddrill, jointly and severally, as his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign a registration statement relating to the registration of shares of common stock on Form S-3 and to sign any and all amendments (including post effective amendments) to the registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute, could lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



/s/ Alan J. Dabbiere                Chairman of the Board of Directors                  January 8, 2001
---------------------------
Alan J. Dabbiere

/s/ Richard M. Haddrill             President, Chief Executive Officer and              January 8, 2001
---------------------------         Director (Principal Executive Officer)
Richard M. Haddrill

/s/ Thomas Williams                 Senior Vice President, Chief Financial              January 8, 2001
---------------------------         Officer and Treasurer (Principal Financial
Thomas Williams                     and Accounting Officer)

/s/ Deepak Raghavan                 Director                                            January 8, 2001
---------------------------
Deepak Raghavan

/s/ Brian J. Cassidy                Director                                            January 8, 2001
---------------------------
Brian J. Cassidy

/s/ John J. Huntz, Jr.              Director                                            January 8, 2001
---------------------------
John J. Huntz, Jr.

/s/ Thomas E. Noonan                Director                                            January 8, 2001
---------------------------
Thomas E. Noonan

/s/ John R. Hardesty                Director                                            January 8, 2001
---------------------------
John R. Hardesty

                                  EXHIBIT INDEX

         The following exhibits are filed with or incorporated by reference into this registration statement pursuant to Item 601 of Regulation S-K:

       EXHIBIT                                                                                    SEQUENTIAL PAGE
        NUMBER                                      DESCRIPTION                                       NUMBER
       -------                                      -----------                                   ---------------

         5.1             Opinion of Morris, Manning & Martin, L.L.P. at to the legality of
                         the securities being registered.                                                21

        23.1             Consent of Arthur Andersen LLP.                                                 22

        23.2             Consent of Morris Manning & Martin, L.L.P. (included in                        N/A
                         Exhibit 5.1).

        24.1             Power of Attorney (included at Page II-5 of this Registration                  N/A
                         Statement).